UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
SCHEDULE 13D/A Under the Securities Exchange Act of 1934 (Amendment No. 2)*
Diamond Resorts International, Inc.
(Name of Issuer)
Common Stock, par value $0.01
(Title of Class of Securities)
25272T 104
(CUSIP Number)
Stephen J. Cloobeck 10600 West Charleston Boulevard Las Vegas, NV 89135 (702) 684-8000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 5, 2014
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 25272T104 13D/A Page 2 of 6

1	Names of Reporting Persons Cloobeck Diamond Parent, LLC
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Nevada
Number of shares beneficially owned by each reporting person with	7	Sole Voting Power 16,626,397
	8	Shared Voting Power 0
	9	Sole Dispositive Power 16,626,397
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 16,626,397
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 22.01% (1)
14	Type of Reporting Person OO

(1)	Based on 75,526,088 outstanding shares of common stock of the Issuer as of the date of this Schedule 13D/A.

CUSIP No. 25272T104 13D/A Page 3 of 6

1	Names of Reporting Persons The Chantal Cloobeck Separate Property Trust
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Nevada
Number of shares beneficially owned by each reporting person with	7	Sole Voting Power 1,073,949
	8	Shared Voting Power 0
	9	Sole Dispositive Power 1,073,949
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,073,949
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 1.42% (2)
14	Type of Reporting Person OO

(2)		Based on 75,526,088 outstanding shares of common stock of the Issuer as of the date of this Schedule 13D/A.

CUSIP No. 25272T104 13D/A Page 4 of 6

1	Names of Reporting Persons Stephen J. Cloobeck
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States
Number of shares beneficially owned by each reporting person with	7	Sole Voting Power 16,741,103 (3)
	8	Shared Voting Power 6,041,250 (4)
	9	Sole Dispositive Power 16,741,103 (3)
	10	Shared Dispositive Power 6,041,250 (4)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 22,782,353 (3)(4)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 30.11% (5)
14	Type of Reporting Person IN

(3)
Includes (i) 114,706 shares of common stock issuable upon exercise of an option held by Mr. Cloobeck which is currently vested and (ii) an aggregate of 16,626,397 shares of common stock held by Cloobeck Diamond Parent, LLC, of which Mr. Cloobeck is the sole manager.

(4)
Includes 4,535,426 shares of common stock issuable upon exercise of a fully-exercisable call option from DRP Holdco, LLC and 431,875 shares of common stock issuable upon exercise of a fully-exercisable call option from Silver Rock Financial LLC and other entities affiliated therewith; each such call option is held by 1818 Partners, LLC. Mr. Cloobeck is the sole manager of Cloobeck Companies, LLC, a managing member of 1818 Partners, LLC. Also includes 1,073,949 shares of common stock held by The Chantal Cloobeck Separate Property Trust, of which Mr. Cloobeck is the co-managing trustee.

(5)		Based on 75,526,088 outstanding shares of common stock of the Issuer as of the date of this Schedule 13D/A.

CUSIP No. 25272T104 13D/A Page 5 of 6

Item 1. Security and Issuer.

This Amendment No. 2 to Schedule 13D (“Amendment No. 2”) relates to the common stock, par value $0.01 per share (the “Common Stock”), of Diamond Resorts International, Inc. (the “Issuer”), and amends the Schedule 13D filed by Cloobeck Diamond Parent, LLC (“CDP”), The Chantal Cloobeck Separate Property Trust (“CCSPT”) and Stephen J. Cloobeck (collectively, the “Reporting Persons”) on August 5, 2013, as amended by Amendment No. 1 to such Schedule 13D filed on April 14, 2014 (as so amended, the “Schedule 13D”). The address of the principal executive offices of the Issuer is 10600 West Charleston Boulevard, Las Vegas, Nevada 89135.

This Amendment No. 2 is being filed by the Reporting Persons to furnish the additional information set forth herein. Except as specifically provided herein, this Amendment No. 2 does not modify any of the information previously reported in the Schedule 13D. Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Schedule 13D.

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended by adding the following:

On June 5, 2014, CDP entered into a sales plan (the “Rule 10b5-1 Plan”) with J.P. Morgan Securities LLC (“J.P. Morgan”) pursuant to Rule 10b5-1(c) under the Exchange Act. Under the Rule 10b5-1 Plan, beginning in September 2014, J.P. Morgan is authorized to sell, on behalf of CDP, up to an aggregate of 2,000,000 shares of Common Stock held by CDP at prevailing market prices. All sales under the Rule 10b5-1 Plan are to be made in accordance with the terms, conditions and restrictions of the Rule 10b5-1 Plan, including time parameters, minimum price levels and daily volume activity specified in the Rule 10b5-1 Plan, and CDP does not have any control, influence or authority over sales made pursuant to the Rule 10b5-1 Plan. The form of the Rule 10b5-1 Plan is filed as Exhibit 14 hereto, and the foregoing description of the Rule 10b5-1 Plan is qualified in its entirety by reference thereto.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended by adding the following:

On May 27, 2014, approximately 1,300,000 shares of the 10,000,000 shares of Common Stock previously pledged as collateral under CDP’s $25 million revolving loan facility were released back to CDP. CDP expects to use a portion of the net proceeds from the sales of shares under the Rule 10b5-1 Plan to repay borrowings under the revolving loan facility.

Item 7. Material to Be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended by adding the following exhibit:

14.	Form of Sales Plan dated June 5, 2014 between Cloobeck Diamond Parent, LLC and J.P. Morgan Securities LLC

CUSIP No. 25272T104 13D/A Page 6 of 6

SIGNATURE

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: June 13, 2014

CLOOBECK DIAMOND PARENT, LLC

/s/ Jared T. Finkelstein, as attorney-in-fact for Cloobeck Diamond Parent, LLC
Jared T. Finkelstein, attorney-in-fact for Cloobeck Diamond Parent, LLC

THE CHANTAL CLOOBECK SEPARATE PROPERTY TRUST

/s/ Jared T. Finkelstein, as attorney-in-fact for The Chantal Cloobeck Separate Property Trust
Jared T. Finkelstein, attorney-in-fact for The Chantal Cloobeck Separate Property Trust

/s/ Jared T. Finkelstein, as attorney-in-fact for Stephen J. Cloobeck
Jared T. Finkelstein, attorney-in-fact for Stephen J. Cloobeck